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For Immediate Release                  Contact:    Edward A. Burkhardt
Dated October 22, 2000                 Telephone:  773-714-8669


        WISCONSIN CENTRAL SHAREHOLDERS FORM COMMITTEE TO MAXIMIZE VALUE

     Edward A. Burkhardt, former Chairman, President and Chief Executive Officer of Wisconsin Central Transportation Corporation (NASDAQ: WCLX), today announced the formation of a committee to improve company performance and to maximize shareholder value. The committee, the Wisconsin Central Shareholders Committee to Maximize Value, plans to solicit shareholder consents to replace the current members of Wisconsin Central's Board of Directors with a group of experienced directors committed to take specific steps the Committee believes are necessary to reverse the slide in earnings and share price that has occurred since Mr. Burkhardt resigned from Wisconsin Central in July 1999. With holdings of almost
3.5 million shares, Mr. Burkhardt is one of WCLX's largest owners.

     The Committee has proposed a focused program to maximize shareholder value, including:

     . Restoring Wisconsin Central's North American operations to historic levels of revenue growth and reversing the recent slide in earnings;

     . Discontinuing efforts to invest in highly risky and low return international rail privatizations, including attempts to acquire the Aqaba Railway in Jordan;

     . Liquidating or spinning off Wisconsin Central's minority interests in its under performing overseas rail investments;

     . Exploring the sale of Wisconsin Central's North American operations to a strategic buyer; and

     . Improving corporate governance to require the annual election of all directors.

     Mr. Burkhardt cited a 17% slide in net income in the year subsequent to his resignation and a decline in share price from $18.88 just prior to announcement of his resignation to $10.625 at Friday's close. He compared this with compound average annual increases in net income of 115% and in share price of 26% in the eight calendar years preceding his resignation.

     Mr. Burkhardt said "It is clear in my opinion that the present Board has no effective strategy in place to reverse this decline and to unlock the inherent value of Wisconsin Central for the benefit of its owners. We are tired of experiencing the continuous flow of earnings warnings and downgrades by analysts." He reiterated the commitment of the Committee's board nominees to restoring Wisconsin Central to its traditional position of leadership in generating shareholder value in the rail industry.

     In addition to Mr. Burkhardt, the Committee's nominees are:

     . John W. Barriger, Vice President of The Derson Group (personnel consultants), formerly a long-time official of the Santa Fe Railway.

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     .  Robert E. Dowdy, Transportation Consultant and formerly President and
        CEO of Fox River Valley Railroad Co., Green Bay & Western Railroad Co., and The Belt Railway Company of Chicago.

     . Aaron J. Gellman, Professor of Management and Strategy at the Kellogg School of Management and former Director of the Transportation Center, Northwestern University.

     . Michael W. Howell, Chairman FPT Group Ltd. (industrial machinery distributors) and former Marketing Director of Railtrack plc.

     .  Henry Posner III, Chairman of Railroad Development Corporation.

     . Andy Sze, Managing Partner, Ginkgo Enterprise and formerly President and CEO, Clipper Group.

     Mr. Burkhardt indicated that the Committee planned to mail consent solicitation materials to Wisconsin Central's shareholders in the near future.

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                  CERTAIN INFORMATION CONCERNING PARTICIPANTS

     The Committee, the members of the Committee, the nominees for election as directors proposed by the Committee and certain other persons may be deemed to be participants in the solicitation of shareholder consents referred to in this press release. Information regarding each participant is included in the preliminary consent statement filed by the Committee with the Securities and Exchange Commission on October 20, 2000. The Committee intends to mail definitive copies of the consent statement, together with consent cards, to Wisconsin Central shareholders in the near future. Wisconsin Central shareholders are urged to read the consent statement carefully when it is available because it contains important information. The Committee's consent statement is available without charge at the SEC's Internet web site at www.sec.gov. In addition, the Committee will provide copies of its consent statement without charge upon request. Requests for copies should be directed to the Committee's information agent, Innisfree M&A Incorporated, at its toll-free number: 1-888-750-5834.

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